EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	01/09/15
Item IDs	8.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	form8-k.htm
	Form 8-K, City Holding Announces Sale of CityInsurance
GRAPHIC	chcologo.jpg
	CHCO logo
EX-99.1	exhibit99-1.htm
	Exhibit 99.1, News Release
8-K	submissionpdf.pdf
	Printable copy, Form 8-K and exhibit, City Holding Announces Sale of CityInsurance

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
January 9, 2015



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

  ¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
  ¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)
  ¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
  ¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events.

On January 12, 2015, City Holding Company (the "Company") issued a news release announcing that its banking subsidiary, City National Bank, had agreed on January 9, 2015 to sell its insurance operations ("CityInsurance") to The Hilb Group ("THG") effective January 1, 2015.

Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company announcing the sale of CityInsurance to THG.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   News Release issued January 12, 2015

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>January 14, 2015</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Senior Vice President & Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
January 12, 2015

For Further Information Contact:
Charles Hageboeck, President & CEO
(304) 769-1102

City Holding Company Announces Sale of CityInsurance

Charleston, WV – City Holding Company (NASDAQ: CHCO) announced that on January 9, 2015 its banking subsidiary, City National Bank has agreed to sell the company's insurance operations ("CityInsurance") to The Hilb Group ("THG"), effective January 1, 2015. Customers of CityInsurance will not see any disruption in service and can expect even greater offerings and service in the future.

City Holding Company President & CEO Charles Hageboeck said "City has enjoyed significant success in our insurance subsidiary in recent years. City acquired two small insurance agencies in the late 1990's, which had negligible impact on City's operations. Following the privatization of workers compensation in 2006, City began to expand its insurance division and hired James Myers to lead the agency. Myers completed several acquisitions, added producers, and built the profitability of the agency. However, in a rapidly consolidating insurance industry, it became apparent to City's Board of Directors that either City's commitment to insurance would need to significantly expand, or that City faced the possibility that its position within the insurance business would slowly become irrelevant. City's core business is banking, and City's Board of Directors concluded that CityInsurance could be more successful under the direction of an organization devoted entirely to the insurance business. We believe that THG represents an excellent way for the producers and staff at CityInsurance to continue to grow in the years ahead. We are proud of the accomplishments that we achieved within the agency and wish the CityInsurance team continued success."

The Hilb Group CEO, Robert Hilb said "We are thrilled to have CityInsurance as a part of the Hilb Group. We believe this transition will create enormous opportunity for all CityInsurance employees as they will now be a part of a dynamic and growing insurance organization. With our combined resources we can expand the product offering and expertise available to all CityInsurance customers." THG is a middle market insurance broker headquartered in Richmond, VA. THG currently has 12 offices in 7 states and has grown rapidly through strategic acquisitions.

As part of the agreement, THG will continue to operate within West Virginia under the name "CityInsurance", and will remain under the leadership of James Myers. Myers, President of CityInsurance, said "We are very excited to be a part of the Hilb Group. THG's culture of providing the very best service to its customers is exactly what built CityInsurance."   CityInsurance will continue to operate from City National Bank's offices in Kanawha City and Teays Valley (both in the Charleston, WV area) and from City's Park Avenue Branch in Beckley, West Virginia. Additionally, CityInsurance will continue to provide personal insurance from selected other City National Bank branches.

CityInsurance had revenues of approximately $6 million in 2014, and had 43 employees at December 31, 2014. CityInsurance expenses represented approximately $4.2 million in 2014. City Holding Company will recognize a one-time after-tax gain of approximately $5.8 million from this transaction in the first quarter of 2015.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company could have adverse legal actions of a material nature; (4) the Company may face competitive loss of customers; (5) the Company may be unable to manage its expense levels; (6) the Company may have difficulty retaining key employees; (7) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (8) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (9) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (10) the Company may experience difficulties growing loan and deposit balances; (11) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (12) deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (13) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the regulations promulgated and to be promulgated thereunder, which may subject the Company and its subsidiaries to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.